Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2024, Cara Therapeutics, Inc. had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act: our common stock, par value $0.001 per share. References herein to the terms “we,” “us” and “our” refer to Cara Therapeutics, Inc.

The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.2 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws and the applicable provisions of the Delaware General Corporation Law, or the DGCL, for more information.

General

Under our amended and restated certificate of incorporation as amended to date, we are authorized to issue up to 16,666,667 shares of common stock, par value $0.001 per share, and up to 5,000,000 shares of preferred stock, par value $0.001 per share. The shares of common stock currently outstanding are fully paid and nonassessable. No shares of preferred stock are currently outstanding.

Additional shares of authorized common stock may be issued, as authorized by our board of directors, or the Board, from time to time, without stockholder approval, except as may be required by applicable stock exchange requirements. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any preferred stock that we may designate and issue in the future.

Our common stock is listed on the Nasdaq Capital Market under the symbol “CARA.”

No Preemptive, Redemption or Conversion Rights

The common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights.

Voting Rights

Each outstanding share of common stock entitles the holder thereof to one vote on each matter properly submitted to a vote. Holders of shares of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by the Board out of legally available funds.

Liquidation Rights

Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Board of Directors

Our Board is divided into three classes. The number of directors authorized to serve on the Board at any time will be fixed exclusively by a resolution adopted by a majority of the Board.

Antitakeover Effects of Provisions of Charter Documents and Delaware Law

Charter Documents. Our amended and restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, the Board is classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that any director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of our capital stock entitled to vote generally at an election of directors. Our amended and restated certificate of incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. In addition, our amended and restated certificate of incorporation provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Pursuant to our amended and restated bylaws, a special meeting of the stockholders may be called only by the Chairperson of the Board, the Chief Executive Officer, or the Board. Finally, our amended and restated bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of our amended and restated certificate of incorporation and bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company.

Delaware Takeover Statute. We are subject to Section 203 of the DGCL, which regulates acquisitions of some Delaware corporations. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date of the transaction in which the person became an interested stockholder, subject to certain exceptions.

Choice of Forum. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on our behalf (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders; (C) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or (D) any action asserting a claim against us governed by the internal affairs doctrine.